Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Provides an Update on Executed
Manufacturing and Supply Agreements
Current Manufacturing and Supply Agreements Provide Revenue Opportunities of
Approximately US $190 Million

TORONTO, NEW YORK, N.Y.— August 17, 2009 — Micromem Technologies Inc., (Micromem) (OTC BB: MMTIF, CNSX: MRM) is pleased to announce through its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MASTInc) (www.mastinc.com), that it has to date executed several manufacturing and supply agreements. The agreements have initial terms of 3 to 5 years and have a combined potential for approximately US$190 million in revenue.

Micromem continues its work with other joint development partners (JDA) partners with the objective of further building its sales pipeline.

Joseph Fuda, President and CEO of Micromem, states, "The opportunities that are being afforded to Micromem as a result of its technology are proof that the Company is on the right track in successfully bringing its products to commercialization in a variety of sectors and we look forward to the ongoing growth of Micromem".

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

###

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 88,583,003
SEC File No: 0-26005

Investor Contact:
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

###